Exhibit (a)(5)(G)

RAMIUS EXTENDS TENDER OFFER TO ACQUIRE CYPRESS

New York – November 2, 2010 – Ramius Value and Opportunity Advisors LLC, a subsidiary of Ramius LLC (collectively, “Ramius”), today announced that it is extending its previously announced tender offer for all outstanding shares of common stock of Cypress Bioscience, Inc. (“Cypress” or “the Company”) (NASDAQ: CYPB) until 12:00 Midnight, New York City time, on December 10, 2010, unless the offer is further extended.  The tender offer was previously scheduled to expire at 12:00 Midnight, New York City time, on November 10, 2010.  All other material terms and conditions of the tender offer remain unchanged.

As of the close of business on November 1, 2010, approximately 2,098,955 shares of Common Stock of Cypress, representing approximately 5.4% of all outstanding shares, were validly tendered and not withdrawn pursuant to the tender offer.  This amount does not include the 3,815,000 shares owned by Ramius and its affiliates.

On September 15, 2010, Ramius announced that it commenced a tender offer to acquire all of the outstanding shares of common stock of Cypress for $4.25 per share in cash. This offer represents a 70% premium over the $2.50 closing price of Cypress’ stock on July 16, 2010, the last trading day before Ramius publicly announced its proposal to acquire the Company for $4.00 per share in cash.

Ramius has entered into a confidentiality agreement with Cypress to conduct due diligence in connection with its tender offer or a possible negotiated transaction with Cypress.  The confidentiality agreement does not restrict Ramius’ ability to continue or consummate its current tender offer or to conduct a proxy solicitation in connection with the Company's 2011 Annual Meeting of Stockholders.

Innisfree M&A Incorporated is acting as information agent for Ramius’ offer and Olshan Grundman Frome Rosenzweig & Wolosky LLP is acting as legal counsel to Ramius.

For further information regarding Ramius’ tender offer, shareholders can visit www.tenderforcypressbio.com.  Otherwise, to contact Ramius directly, stockholders can email contact information to cypbtender@ramius.com.

IMPORTANT INFORMATION REGARDING THE TENDER OFFER

Ramius V&O Acquisition LLC, a wholly-owned subsidiary of Ramius Value and Opportunity Advisors LLC, has commenced, along with certain of its affiliates, a tender offer to purchase all of the outstanding shares of common stock of Cypress at $4.25 per share, net to the seller in cash, without interest.  The offer is now scheduled to expire at 12:00 Midnight, New York City time, on December 10, 2010, unless the offer is extended.

Innisfree M&A Incorporated is the Information Agent for the tender offer and any questions or requests for the Offer to Purchase and related materials with respect to the tender offer may be directed to Innisfree M&A Incorporated.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES.  THE SOLICITATION AND THE OFFER TO BUY CYPRESS’ COMMON STOCK IS ONLY BEING MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT RAMIUS VALUE AND OPPORTUNITY ADVISORS LLC HAS FILED (AND WILL FILE) WITH THE SECURITIES AND EXCHANGE COMMISSION.  STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER.  STOCKHOLDERS MAY OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS WITH RESPECT TO THE TENDER OFFER FREE AT THE SEC’S WEBSITE AT WWW.SEC.GOV/ OR FROM RAMIUS LLC BY CONTACTING INNISFREE M&A INCORPORATED TOLL-FREE AT (877) 717-3936 OR COLLECT AT (212) 750-5833.

The offer is now scheduled to expire at 12:00 Midnight, New York City time, on December 10, 2010, unless extended.

About Ramius LLC
Ramius LLC is a registered investment advisor that manages assets in a variety of alternative investment strategies. Ramius LLC is headquartered in New York with offices located in London, Luxembourg, Tokyo, Hong Kong and Munich.

Contact:
Ramius LLC
Peter Feld, 212-201-4878
Gavin Molinelli, 212-201-4828